Exhibit 99.1

Alibaba Group Announces March Quarter and Full Fiscal Year 2023 Results

Hangzhou, China, May 18, 2023 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter and fiscal year ended March 31, 2023.

“In an increasingly complex world, we have proactively transformed our organization to strengthen the competitiveness of our businesses through greater independence to address the evolving needs of different customers and capture new opportunities,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “We are taking concrete steps towards unlocking value from our businesses and are pleased to announce that our board has approved a full spin-off of the Cloud Intelligence Group via a stock dividend distribution to shareholders, with intention for it to become an independent publicly listed company.”

“We have established a capital management committee at the Alibaba board level to undertake a comprehensive capital management plan to enhance shareholder value. Alibaba is committed to improving shareholders’ return through the implementation of a robust capital allocation framework,” said Toby Xu, Chief Financial Officer of Alibaba Group. “We are delighted to share that our board has approved the process to start external financing for Alibaba International Digital Commerce Business Group; exploration of IPO for Cainiao Smart Logistics Group; and execution of IPO for Freshippo.”

BUSINESS HIGHLIGHTS

In the quarter ended March 31, 2023:

•	Revenue was RMB208,200 million (US$30,316 million), an increase of 2% year-over-year.

•	Income from operations was RMB15,240 million (US$2,219 million), a decrease of 9% year-over-year. Excluding the impact of an item discussed in “March Quarter Other Financial Results — Income from operations and operating margin” below, income from operations would have increased by RMB11,569 million year-over-year. Adjusted EBITA, a non-GAAP measurement, increased by 60% or RMB9,469 million year-over-year to RMB25,280 million (US$3,681 million), primarily due to an increase in China commerce adjusted EBITA, as well as narrowed adjusted EBITA losses of Local consumer services and Digital media and entertainment.

•	Net income attributable to ordinary shareholders was RMB23,516 million (US$3,424 million). Net income was RMB21,996 million (US$3,203 million), compared to net loss of RMB18,357 million in the same quarter last year, primarily due to net gains arising from the increases in the market prices of our equity investments in publicly-traded companies, compared to net losses from these investments in the same quarter last year, partly offset by the decrease in share of profit of equity method investees, the increase in impairment of investments and the decrease in income from operations as mentioned above. Except for the share of profit of equity method investees, we excluded these investment related net gains or losses from our non-GAAP measures. Non-GAAP net income was RMB27,375 million (US$3,986 million), an increase of 38% year-over-year.

•	Diluted earnings per ADS was RMB9.00 (US$1.31) and diluted earnings per share was RMB1.12 (US$0.16 or HK$1.28). Non-GAAP diluted earnings per ADS was RMB10.71 (US$1.56), an increase of 35% year-over-year and non-GAAP diluted earnings per share was RMB1.34 (US$0.20 or HK$1.53), an increase of 35% year-over-year.

•	Net cash provided by operating activities was RMB31,401 million (US$4,572 million). Free cash flow, a non-GAAP measurement of liquidity, was RMB32,267 million (US$4,698 million).

In the fiscal year ended March 31, 2023:

•	Revenue was RMB868,687 million (US$126,491 million), an increase of 2% year-over-year.

•	Income from operations was RMB100,351 million (US$14,612 million), an increase of 44% year-over-year. Excluding the impact of certain items discussed in “Full Fiscal Year Other Financial Results — Income from operations and operating margin” below, income from operations would have increased by RMB24,143 million year-over-year. Adjusted EBITA, a non-GAAP measurement, increased 13% or RMB17,514 million year-over-year to RMB147,911 million (US$21,538 million), primarily due to narrowed adjusted EBITA losses of Local consumer services, International commerce and Digital media and entertainment, as well as an increase in China commerce adjusted EBITA.

•	Net income attributable to ordinary shareholders was RMB72,509 million (US$10,558 million) and net income was RMB65,573 million (US$9,548 million), showing year-over-year increases of 17% and 39%, respectively, primarily due to the increase in income from operations and the decrease in net losses arising from changes in the fair values of our equity investments, partly offset by the decrease in share of profit of equity method investees and the increase in impairment of investments. We excluded net gains or losses arising from the changes in fair value and impairment of our investments from our non-GAAP measures. Non-GAAP net income was RMB141,379 million (US$20,586 million), an increase of 4% year-over-year.

•	Diluted earnings per ADS was RMB27.46 (US$4.00) and diluted earnings per share was RMB3.43 (US$0.50 or HK$3.92). Non-GAAP diluted earnings per ADS was RMB54.56 (US$7.94), an increase of 4% year-over-year and non-GAAP diluted earnings per share was RMB6.82 (US$0.99 or HK$7.79), an increase of 4% year-over-year.

•	Net cash provided by operating activities was RMB199,752 million (US$29,086 million). Free cash flow, a non-GAAP measurement of liquidity, was RMB171,663 million (US$24,996 million).

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

China Commerce

China commerce segment mainly includes our China commerce retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Freshippo, Tmall Supermarket, Sun Art, Tmall Global and Alibaba Health, as well as wholesale businesses including 1688.com.

For the quarter ended March 31, 2023, online physical goods GMV on Taobao and Tmall, excluding unpaid orders, declined mid-single-digit year-over-year. China’s consumption gradually recovered throughout the quarter ended March 31, 2023. In the month of March, online physical goods GMV growth on Taobao and Tmall, excluding unpaid orders, turned positive, driven by strong growth of fashion & accessories and healthcare categories.

We remain focused on improving the customer value proposition of our Taobao app by (i) increasing media content that strengthens consumer engagement, (ii) being more price competitive through more effective targeting and introduction of new marketing features and (iii) catering to consumers’ time-sensitive needs for high-frequency everyday necessities through our neighborhood retail businesses. In April, we started testing a new interface for Taobao app that aims at increasing front page exposure for livestreaming, channels for price competitive products and neighborhood shopping categories.

Taobao Deals, our value-for-money platform, continues to enrich product supply and enhance digital consumption experience for price sensitive consumers. For the quarter ended March 31, 2023, paid GMV of M2C products grew 26% year-over-year on Taobao and Taobao Deals. Taocaicai continues to drive category penetration in high purchase frequency categories of groceries and fresh produce on our China retail marketplaces. For the twelve months ended March 31, 2023, 62% of Taocaicai’s annual active consumers were first-time fresh produce buyers on our various platforms. During the quarter, both Taobao Deals and Taocaicai continued to narrow losses year-over-year.

For the quarter ended March 31, 2023, our direct sales and others revenue was RMB71,788 million (US$ 10,453 million), decreasing slightly by 1% year-over-year, mainly due to decrease in offline store sales, which was negatively affected by COVID-19 disruption in January and seasonal volatility from an earlier Chinese New Year, as well as normalizing grocery demand due to decrease in consumer hoarding behavior post-COVID-19. During the quarter, Freshippo continued to strengthen its merchandising capabilities and improve its operating efficiency that resulted in positive operating results.

International Commerce

Our International commerce retail businesses include Lazada, AliExpress, Trendyol and Daraz platforms. The combined order volume of these businesses grew 15% year-over-year for the quarter ended March 31, 2023.

During the quarter, AliExpress launched Choice, a new service to global consumers. Choice offers consumers a curation of great value products across an extensive range of categories. Consumers in selected countries enjoy free shipping, free returns and quality delivery guarantees when placing orders on Choice. By leveraging chartered flights and utilizing overseas warehouses, AliExpress has been able to offer these value-added services with shortened delivery time in key strategic countries. As a result, in the March quarter, Choice’s daily orders ramped up rapidly and contributed to double-digit order growth for AliExpress during the quarter.

In Southeast Asia, Lazada recorded double-digit order growth year-over-year during the quarter ended March 31, 2023. Through continuous improvement of user engagement program to most of the markets, Lazada continued to increase its buyer base. Lazada also continued to improve its monetization rate by offering more value-added services that resulted in improving revenue growth.

During the quarter, Trendyol mobilized its resources to provide aid and support for those affected by the major earthquakes that struck Türkiye in February. Year-over-year order growth rate in the quarter remained resilient, driven by the normalization of the Turkish business from March onwards as well as the strong order growth in new businesses.

Local Consumer Services

For the quarter ended March 31, 2023, order growth of Local consumer services exceeded 20%. Segment losses continued to narrow driven by improving overall business efficiency.

To-Home

Starting in February, Ele.me's GMV growth and order growth substantially increased due to improving consumer demand, increasing number of active merchants and effective scaling of our delivery capacity. For the quarter ended March 31, 2023, Ele.me's unit economics per order continued to be positive and improved year-over-year due to increased average order value and reduced delivery cost per order.

To-Destination

For the quarter ended March 31, 2023, year-over-year order growth of "To-Destination" businesses, which included Amap and Fliggy, increased rapidly due to the strong recovery in commuting and travel demand. In March, the number of average daily active users of Amap reached a new record high of 150 million, driven by increasing intra-city commute and inter-city travel demand. In March, Fliggy’s domestic hotel booking value grew over 70% compared to the same period in 2019 driven by a surge in business and recreational travel demand.

Cainiao

For the quarter ended March 31, 2023, revenue from Cainiao, before inter-segment elimination, grew 15% year-over-year to RMB18,915 million (US$2,754 million). In the quarter ended March 31, 2023, 72% of Cainiao’s total revenue was generated from external customers. Revenue from Cainiao, after inter-segment elimination, grew 18% year-over-year to RMB13,619 million (US$1,983 million), primarily driven by increasing revenue per order from international fulfillment solution services as well as increasing demand for consumer logistics services.

Cainiao continues to expand its international logistics network by strengthening its end-to-end logistics capabilities. With the aim of providing merchants with stable and cost-effective services, Cainiao continues to upgrade its overseas warehouse network and offers a wide range of logistics solutions, including cargo collection in China, international line-haul, overseas feeder services, as well as overseas last-mile delivery services. These capabilities have successfully supported our internal and external customers. For AliExpress Choice, Cainiao has upgraded its warehouse network to improve its parcel bundling and direct shipping capabilities, enabling merchants to achieve full-scale global logistics management for worldwide shipping. In March, Cainiao became the first China logistics partner of the United Nations World Food Programme (WFP) , and through the partnership Cainiao will help WFP shorten delivery time of critical supplies during global emergency situations.

In China, Cainiao continues to expand its Cainiao Post network that offers a variety of value-added services. During the quarter ended March 31, 2023, Cainiao Post further increased its penetration of door-step parcel delivery service to customers, with door-step delivery parcels increasing by approximately 85% year-over-year.

Cloud

Our Cloud segment comprises Alibaba Cloud and DingTalk. For the quarter ended March 31, 2023, total revenue from our Cloud segment before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB24,559 million (US$3,576 million), a decline of 3% year-over-year. In the quarter ended March 31, 2023, revenue from our Cloud segment, after inter-segment elimination, was RMB18,582 million (US$2,706 million), a decline of 2% year-over-year. The year-over-year decrease in revenue of our Cloud segment reflected delays in delivery of hybrid cloud projects given the COVID-19 resurgence in January, normalization of CDN demand compared to the same period last year, as well as the impact from a top customer phasing out using our overseas cloud services for its international business due to non-product related reasons.

Our Cloud segment revenue is becoming more diversified with revenue contribution from non-Internet industries steadily increasing. During the quarter, after inter-segment elimination, revenue from non-internet industries grew healthily, driven by financial services, retail, media and automobile industries. For the quarter ended March 31, 2023, after inter-segment elimination, revenue contribution from non-Internet industries to Cloud segment revenue was 55%.

Alibaba Cloud

As a cloud computing product company, Alibaba Cloud has been committed to the research and development of core technologies of cloud computing, big data and AI as well as the promotion of computing power and AI. Through a series of initiatives we launched recently, we aim to further expand our public cloud customer base and increase cloud utilization, and to leverage the historic opportunity in generative AI to drive the growth of high-quality computing power for machine learning and services. We believe these initiatives will drive healthy and sustainable growth of Alibaba Cloud.

•	Generative AI: In April, Alibaba Cloud unveiled its latest large language model (LLM), Tongyi Qianwen (通义千问). We plan to integrate new LLM into all business applications across Alibaba’s ecosystem in the near future to further enhance user experience. To enable enterprise customers to reap the benefits of AI-driven innovation, Alibaba Cloud will offer its clients access to Tongyi Qianwen on cloud and enable them to develop customized LLMs for their business scenarios. Since the announcement of the model, we have received over 200,000 beta testing requests from enterprise users across a broad range of sectors.

•	Product Pricing: Recently, Alibaba Cloud has endorsed multiple actions to make computing more accessible and affordable. We announced a new instance family that provides the same level of stability and offers up to 40% cost savings. For existing products, we reduced the prices of some of our core utility products, including computing, storage, networking and security products, by up to 50%. We believe these moves will help our customers increase public cloud adoption in China as well as unlock emerging opportunities to leverage AI technology for enterprises.

•	Partnership: At the 2023 Alibaba Cloud Partner Conference, Alibaba Cloud unveiled several initiatives to our partners, including the promotion of commission to our ecosystem partners, in order to further integrate our proprietary technology and products into our partners’ solutions to create value for our enterprise customers.

DingTalk

DingTalk, our intelligent collaboration workplace and application development platform, offers new ways of working, sharing and collaboration for modern enterprises and organizations. During the 2023 DingTalk Spring Summit on April 18, 2023, DingTalk unveiled the integration of intelligent capabilities based on Alibaba's Tongyi Qianwen LLM into its product. Users can activate multiple AI capabilities by typing the slash symbol (/), including article creation, meeting notes summary, image generation, DingTalk mini-app building and robot training. As a PaaS platform, DingTalk will further help customers and ecosystem partners to unlock the potential of AI capabilities.

Digital Media and Entertainment

For the quarter ended March 31, 2023, Youku’s total subscription revenue grew 13% year-over-year, primarily driven by increasing ARPU as well as benefiting from high-quality original content such as Who Is He (他是谁) and The Blood of Youth (少年歌行). In the March quarter, demand for offline ticketing services normalized, resulting in strong growth in businesses such as Damai and Taopiaopiao.

Updates on ESG Initiatives

Progress in decarbonization

We have been committed to promoting decarbonization across our platform ecosystem. In the past quarter, we cooperated with the China National Institute of Standardization and other professional institutions to release four low-carbon related standards. On April 22 Earth Day, we launched "88 Decarbonization Day" to promote the importance and environmental benefits of low-carbon products to customers.

Supporting the building of socioeconomic resilience

In the past quarter, we helped small and medium enterprises and underdeveloped regions build resilience for better development.

•	Taobao and Tmall: Taobao and Tmall helped new merchants improve their operations by offering them various operational assistance, including providing logistics support, business decision support, and development funding.

•	1688.com: 1688.com launched the “Warm Spring Recovery” campaign to help manufacturers attract new customers and provide marketing, financial and logistics support.

•	Cainiao: Cainiao opened rural medical emergency warehouses in six key cities across China and continued to increase investment in warehousing and transport capacity in rural areas to improve overall emergency logistics capabilities for rural areas.

Share Repurchases

During the quarter ended March 31, 2023, we repurchased 21.5 million ADSs (the equivalent of 172.4 million ordinary shares) for approximately US$1.9 billion under our share repurchase program. As of March 31, 2023, we had 20.5 billion ordinary shares (the equivalent of approximately 2.6 billion ADSs) outstanding, and approximately US$19.4 billion remaining under the current authorization, effective through March 2025.

THE RESTRUCTURING

On March 28, 2023, we announced a new organizational and governance structure to empower all our businesses to become more agile, enhance decision making, enable faster responses to market changes and promote innovation to capture opportunities, thereby unlocking shareholder value.

Business Group Directors and CEOs

Under our new structure, Alibaba Group is the holding company of the six major business groups and various other businesses. Each of the six major business groups is independently managed by its own chief executive officer and board of directors (or equivalent governing body). The director and CEO candidates of these major business groups are subject to the approval and appointment of Alibaba Group’s board of directors.

The directors and CEOs of the six major business groups approved by Alibaba Group’s board of directors are:

Business Group	Board of Directors
Cloud Intelligence Group (including cloud, AI, DingTalk and other businesses)

•    Daniel Yong ZHANG, Chairman and Chief Executive Officer (Chairman and Chief Executive Officer, Alibaba Group)

•    Jian WANG, Director (Chairman, Group Technology Steering Committee)

•    Jessie Junfang ZHENG, Director (Chief Risk Officer, Cloud Intelligence Group)

•    Jane Fang JIANG, Director (Group Chief People Officer)

•    Zeming WU, Director (Group Chief Technology Officer)

Taobao & Tmall Group (including Taobao, Tmall, Taobao Deals, Taocaicai, 1688.com and other businesses)

•    Eddie Yongming WU, Chairman (Partner, Alibaba Partnership)

•    Trudy Shan DAI, Director and Chief Executive Officer

•    Joseph C. TSAI, Director (Executive Vice Chairman, Alibaba Group)

•    Fan JIANG, Director (CEO, Alibaba International Digital Commerce Group)

•    Zeming WU, Director (Group Chief Technology Officer)

Business Group	Board of Directors
Local Services Group (including Amap, Ele.me and other businesses)

•    Yongfu YU, Chairman and Chief Executive Officer

•    Lucy Lei PENG, Director (Partner, Alibaba Partnership)

•    Eddie Yongming WU, Director (Partner, Alibaba Partnership)

•    Zeming WU, Director (Group Chief Technology Officer)

•    Shunyan ZHU, Director (Chairman and Chief Executive Officer, Alibaba Health)

Alibaba International Digital Commerce Group (including Lazada, AliExpress, Trendyol, Daraz, Alibaba.com and other businesses)

•    J. Michael EVANS, Chairman (Director and President, Alibaba Group)

•    Fan JIANG, Director and Chief Executive Officer

•    Lucy Lei PENG, Director (Partner, Alibaba Partnership)

•    Trudy Shan DAI, Director (Chief Executive Officer, Taobao & Tmall Group)

•    Eddie Yongming WU, Director (Partner, Alibaba Partnership)

Cainiao Smart Logistics Network Limited(1)

•    Joseph C. TSAI, Chairman (Executive Vice Chairman, Alibaba Group)

•    Lin WAN, Director and Chief Executive Officer

•    Trudy Shan DAI, Director (Chief Executive Officer, Taobao & Tmall Group)

•    Fan JIANG, Director (Chief Executive Officer, Alibaba International Digital Commerce Group)

•    Jane Fang JIANG, Director (Group Chief People Officer)

Digital Media and Entertainment Group (including Youku, Alibaba Pictures and other businesses)

•    Luyuan FAN, Chairman and Chief Executive Officer

•    Maggie Wei WU, Director (Director, Alibaba Group)

•    Judy Wenhong TONG, Director (Partner, Alibaba Partnership)

•    Sara Siying YU, Director (Group General Counsel)

•    Winnie Jia WEN, Director (President, Group Public Affairs)

(1) Cainiao Smart Logistics’ board of directors also includes directors appointed by its external investors not shown in this table.

Capital Management Committee

Our board of directors has formed a new capital management committee to undertake a comprehensive capital management plan to enhance shareholder value. This committee will review and decide important matters relating to Alibaba Group’s activities as a holding company, including capital market transactions, shareholder return initiatives, subsidiary equity incentive plans, fundraisings, initial public offerings and spin-offs. The committee is chaired by Mr. Daniel Zhang, Chairman and Chief Executive Officer, and the members are Mr. Joseph C. Tsai, Director and Executive Vice Chairman, Mr. J. Michael Evans, Director and President, and Ms. Maggie Wu, Director and former Chief Financial Officer.

Business Group Spin-offs and Capital Raisings

As previously announced, five of our major business groups will have the flexibility to raise external capital and potentially to seek its own initial public offering, with the exception of Taobao & Tmall Group, which will remain wholly-owned by Alibaba Group.

Our board of directors approved the following transactions as the initial phase of our capital management planning:

Cloud Intelligence Group Spin-Off

Our board of directors approved a full spin-off of the Cloud Intelligence Group via a stock dividend distribution to our shareholders. Prior to the spin-off, we plan to include external strategic investors in Cloud Intelligence Group through private financings. In connection with the spin-off, Cloud Intelligence Group intends to become an independent publicly listed company. The spin-off will be subject to restructuring of certain assets, liabilities and contracts, implementation of employee equity incentive plans, market conditions, as well as regulatory reviews and approvals in relevant jurisdictions. We intend to structure the spin-off in the most tax-efficient way for our shareholders. Subject to the transactions, conditions and approvals described above, we target to complete the spin-off in the next 12 months.

External Capital Raising for Alibaba International Digital Commerce Group

Our board of directors approved the commencement of a process to explore raising external capital for the Alibaba International Digital Commerce Group to support its development and growth. The capital raising will assist the business group to expand into new geographic markets, invest in new technologies, grow its consumer and supplier base, strengthen its management team and develop and enhance its products and services to its customers globally.

Initial Public Offering Plan of Cainiao Smart Logistics

Our board of directors approved the commencement of a process to explore an initial public offering of Cainiao Smart Logistics. The group provides supply chain, logistics and delivery services to consumers and merchants that are customers of Taobao & Tmall Group and Alibaba International Digital Commerce Group, as well as third party customers. Alibaba Group holds a 67% equity interest in Cainiao Smart Logistics. Other shareholders in the business group include strategic investors in the logistics industry and global institutional investors. We target to complete the initial public offering in the next 12 to 18 months.

Initial Public Offering Plan of Freshippo (Hema)

Our board of directors approved the commencement of a process to execute an initial public offering of Freshippo (Hema), our new retail business. We expect the initial public offering will be completed in the next 6 to 12 months.

The successful execution of the above transactions is subject to various factors, many of which are out of our control, including without limitation, successful restructurings of assets, liabilities and contracts, implementation of equity incentive plans, market conditions and regulatory reviews and approvals.

Compliance and Risk Committee

Our board of directors has established a compliance and risk committee to oversee Alibaba Group’s overall regulatory compliance and risks in key areas other than financial reporting (financial reporting will continue to be overseen by the audit committee), such as cybersecurity, data privacy and security, IP protection and other regulatory compliance matters. A majority of the compliance and risk committee members are independent directors. The committee is chaired by Ms. Irene Lee, and the members are Mr. Albert Ng, Mr. Kabir Misra, Mr. Daniel Zhang and Mr. J. Michael Evans.

MARCH QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended March 31,
	2022		2023
	RMB		RMB		US$	YoY % Change

	(in millions, except percentages and per share amounts)
Revenue	204,052		208,200		30,316	2%

Income from operations	16,717		15,240		2,219	(9	)%(2)
Operating margin	8%		7%
Adjusted EBITDA(1)	23,373		32,123		4,677	37	%(3)
Adjusted EBITDA margin(1)	11%		15%
Adjusted EBITA(1)	15,811		25,280		3,681	60	%(3)
Adjusted EBITA margin(1)	8%		12%

Net (loss) income	(18,357	)(4)	21,996	(4)	3,203	N/A
Net (loss) income attributable to ordinary shareholders	(16,241	)(4)	23,516	(4)	3,424	N/A
Non-GAAP net income(1)	19,799		27,375		3,986	38	%(3)

Diluted (loss) earnings per share(5)	(0.76	)(4)	1.12	(4)	0.16	N/A
Diluted (loss) earnings per ADS(5)	(6.07	)(4)	9.00	(4)	1.31	N/A
Non-GAAP diluted earnings per share(1) (5)	0.99		1.34		0.20	35	%(3) (6)
Non-GAAP diluted earnings per ADS(1) (5)	7.95		10.71		1.56	35	%(3) (6)

(1)	See “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

(2)	Excluding the impact of an item discussed in “March Quarter Other Financial Results — Income from operations and operating margin,” income from operations would have increased by RMB11,569 million year-over-year.

(3)	The year-over-year increases were primarily due to an increase in China commerce adjusted EBITA, as well as narrowed adjusted EBITA losses of Local consumer services and Digital media and entertainment.

(4)	The year-over-year changes were primarily due to net gains arising from the increases in the market prices of our equity investments in publicly-traded companies, compared to net losses from these investments in the same quarter last year, partly offset by the decrease in share of profit of equity method investees, the increase in impairment of investments and the decrease in income from operations.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

MARCH QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended March 31, 2023
	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	136,073	18,541	12,549	13,619	18,582	8,273	563	—	208,200	30,316
YoY% change	(3)%	29%	17%	18%	(2)%	3%	47%	N/A	2%

Income (Loss) from operations	36,529	(2,974)	(6,599)	(1,167)	(910)	(1,702)	(2,437)	(5,500)	15,240	2,219
Add: Share-based compensation expense	1,544	620	1,063	596	1,292	441	396	1,594	7,546	1,099
Add: Amortization of intangible assets	414	24	1,383	252	3	159	211	48	2,494	363
Adjusted EBITA	38,487	(2,330)	(4,153)	(319)	385	(1,102)	(1,830)	(3,858)	25,280	3,681
Adjusted EBITA YoY% change(3)	19%	9%	25%	65%	39%	44%	25%	(19)%	60%
Adjusted EBITA margin	28%	(13)%	(33)%	(2)%	2%	(13)%	(325)%	N/A	12%

	Three months ended March 31, 2022

	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated

	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	140,079	14,335	10,696	11,582	18,971	8,005	384	—	204,052

Income (Loss) from operations	32,556	(1,918)	(6,588)	(1,081)	598	(2,170)	(2,727)	(1,953)	16,717
Add: Share-based compensation expense	(902)	(664)	(479)	(85)	(326)	5	64	(1,350)	(3,737)
Add: Amortization of intangible assets	580	19	1,499	254	4	199	211	65	2,831
Adjusted EBITA	32,234	(2,563)	(5,568)	(912)	276	(1,966)	(2,452)	(3,238)	15,811
Adjusted EBITA margin	23%	(18)%	(52)%	(8)%	1%	(25)%	(639)%	N/A	8%

(1)	Beginning on October 1, 2022, we reclassified the results of our Instant Supermarket Delivery (全能超市) business, which was previously reported under China commerce segment, to Local consumer services segment following the strategy refinement of Instant Supermarket Delivery business to focus on building customer mindshare for grocery delivery services through Ele.me platform. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

(4)	Following the implementation of the new organizational structure as mentioned in “The Restructuring” above, we will also update our segment reporting to reflect the new reporting structure that will be reviewed by our chief operating decision maker.

MARCH QUARTER SEGMENT RESULTS

Revenue

Revenue for the quarter ended March 31, 2023 was RMB208,200 million (US$30,316 million), an increase of 2% compared to RMB204,052 million in the same quarter of 2022.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended March 31,
	2022		2023
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
China commerce:
China commerce retail
- Customer management	63,421	31%	60,274	8,777	29%	(5)%
- Direct sales and others(1) (2)	72,275	36%	71,788	10,453	34%	(1)%
	135,696	67%	132,062	19,230	63%	(3)%
China commerce wholesale	4,383	2%	4,011	584	2%	(8)%
Total China commerce	140,079	69%	136,073	19,814	65%	(3)%

International commerce:
International commerce retail	9,887	5%	13,967	2,034	7%	41%
International commerce wholesale	4,448	2%	4,574	666	2%	3%
Total International commerce	14,335	7%	18,541	2,700	9%	29%

Local consumer services(1)	10,696	5%	12,549	1,827	6%	17%
Cainiao	11,582	6%	13,619	1,983	7%	18%
Cloud	18,971	9%	18,582	2,706	9%	(2)%
Digital media and entertainment	8,005	4%	8,273	1,204	4%	3%
Innovation initiatives and others	384	0%	563	82	0%	47%
Total	204,052	100%	208,200	30,316	100%	2%

(1)	Beginning on October 1, 2022, we reclassified the revenue of our Instant Supermarket Delivery (全能超市) business, which was previously reported under China commerce segment, as revenue from Local consumer services segment following the strategy refinement of Instant Supermarket Delivery business to focus on building customer mindshare for grocery delivery services through Ele.me platform. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	Direct sales and others revenue under China commerce retail primarily represents our direct sales businesses, comprising mainly Sun Art, Freshippo, Tmall Supermarket and Alibaba Health’s direct sales businesses, where revenue and the cost of inventory are recorded on a gross basis.

China Commerce

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended March 31, 2023 was RMB132,062 million (US$19,230 million), a decrease of 3% compared to RMB135,696 million in the same quarter of 2022.

Customer management revenue decreased by 5% year-over-year, primarily due to the mid-single-digit decline of online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders year-over-year.

Direct sales and others revenue under China commerce retail business in the quarter ended March 31, 2023 was RMB71,788 million (US$10,453 million), decreasing slightly by 1% year-over-year, compared to RMB72,275 million in the same quarter of 2022, mainly due to decrease in offline store sales, which was negatively affected by the COVID-19 disruption in January and seasonal volatility from an earlier Chinese New Year, as well as normalizing grocery demand due to decrease in consumer hoarding behavior post-COVID-19.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended March 31, 2023 was RMB4,011 million (US$584 million), a decrease of 8% compared to RMB4,383 million in the same quarter of 2022.

(ii)	Segment adjusted EBITA

China commerce adjusted EBITA increased by 19% to RMB38,487 million (US$5,604 million) in the quarter ended March 31, 2023, compared to RMB32,234 million in the same quarter of 2022. The increase was primarily due to reduced loss of Taobao Deals, Taocaicai and Freshippo. Adjusted EBITA margin increased from 23% in the quarter ended March 31, 2022 to 28% in the quarter ended March 31, 2023. During the quarter ended March 31, 2023, Taobao Deals and Taocaicai significantly narrowed losses year-over-year, mainly driven by optimized spending in user acquisition and improving overall operating efficiency. Freshippo continued to strengthen its merchandising capabilities and improve its operating efficiency that resulted in positive operating results that resulted in positive operating results.

International Commerce

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended March 31, 2023 was RMB13,967 million (US$2,034 million), an increase of 41% compared to RMB9,887 million in the same quarter of 2022. The increase was primarily due to the growth in revenue generated by Trendyol, Lazada and AliExpress. The increase in revenue from Trendyol resulted from more efficient use of subsidies and robust year-over-year order growth. The increase in revenue from Lazada is driven by the continuous improvement in monetization rate by offering more value-added services and the robust year-over-year order growth. The increase in revenue from AliExpress was driven by the double-digit order growth of AliExpress, accelerated by the direct sales and fulfillment services, with the launch of a new service Choice to global consumers.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended March 31, 2023 was RMB4,574 million (US$666 million), an increase of 3% compared to RMB4,448 million in the same quarter of 2022.

(ii)	Segment adjusted EBITA

International commerce adjusted EBITA was a loss of RMB2,330 million (US$339 million) in the quarter ended March 31, 2023, compared to a loss of RMB2,563 million in the same quarter of 2022. The decrease in loss year-over-year was primarily due to the reduced loss from Trendyol, partly offset by the increased loss from Lazada. The reduced loss from Trendyol is primarily due to revenue growth and enhanced operating efficiency. The increased loss from Lazada is primarily due to a one-off early termination expense in connection with renegotiating new service contracts to reduce future operating costs, which was partly offset by the continuous improvement in monetization rate by offering more value-added services as well as enhanced operating efficiency.

Local Consumer Services

(i)	Segment revenue

Revenue from Local consumer services, which includes “To-Home” and “To-Destination” businesses such as Ele.me, Amap and Fliggy, was RMB12,549 million (US$1,827 million) in the quarter ended March 31, 2023, an increase of 17% compared to RMB10,696 million in the same quarter of 2022, primarily due to GMV growth of Ele.me driven by order growth and higher average order value.

(ii)	Segment adjusted EBITA

Local consumer services adjusted EBITA was a loss of RMB4,153 million (US$605 million) in the quarter ended March 31, 2023, compared to a loss of RMB5,568 million in the same quarter of 2022, primarily due to the continued narrowing of loss from our “To-Home” business driven by Ele.me’s improved unit economics per order, which was due to increased average order value and reduced delivery cost per order year-over-year.

Cainiao

(i)	Segment revenue

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB13,619 million (US$1,983 million) in the quarter ended March 31, 2023, an increase of 18% compared to RMB11,582 million in the same quarter of 2022, primarily driven by increasing revenue per order from international fulfillment solution services as well as increasing demand for consumer logistics services.

Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB18,915 million (US$2,754 million), an increase of 15% compared to RMB16,451 million in the same quarter of 2022.

(ii)	Segment adjusted EBITA

Cainiao adjusted EBITA was a loss of RMB319 million (US$46 million) in the quarter ended March 31, 2023, compared to a loss of RMB912 million in the same quarter of 2022.

Cloud

(i)	Segment revenue

Revenue from our Cloud segment, after inter-segment elimination, was RMB18,582 million (US$2,706 million) in the quarter ended March 31, 2023, a decline of 2% compared to RMB18,971 million in the same quarter of 2022. The year-over-year decrease in revenue of our Cloud segment reflected delays in delivery of hybrid cloud projects given the COVID-19 resurgence in January and normalization of CDN demand compared to the same period last year, as well as the impact from a top customer phasing out using our overseas cloud services for its international business due to non-product related reasons.

Total revenue from our Cloud business, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB24,559 million (US$3,576 million), decrease of 3% compared to RMB25,230 million in the same quarter of 2022.

(ii)	Segment adjusted EBITA

Cloud adjusted EBITA was RMB385 million (US$56 million) in the quarter ended March 31, 2023, compared to RMB276 million in the same quarter of 2022.

Digital Media and Entertainment

(i)	Segment revenue

Revenue from our Digital media and entertainment segment in the quarter ended March 31, 2023 was RMB8,273 million (US$1,204 million), an increase of 3%, compared to RMB8,005 million in the same quarter of 2022.

(ii)	Segment adjusted EBITA

Digital media and entertainment adjusted EBITA in the quarter ended March 31, 2023 was a loss of RMB1,102 million (US$160 million), compared to a loss of RMB1,966 million in the same quarter of 2022, primarily due to the narrowing of loss from Youku driven by disciplined investment in content and production capability.

Innovation Initiatives and Others

(i)	Segment revenue

Revenue from Innovation initiatives and others was RMB563 million (US$82 million) in the quarter ended March 31, 2023, an increase of 47% compared to RMB384 million in the same quarter of 2022.

(ii)	Segment adjusted EBITA

Innovation initiatives and others adjusted EBITA in the quarter ended March 31, 2023 was a loss of RMB1,830 million (US$267 million), compared to a loss of RMB2,452 million in the same quarter of 2022.

MARCH QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended March 31,					% of
	2022		2023			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	138,945	68%	138,823	20,214	67%	(1)%
Product development expenses	10,944	5%	13,880	2,021	7%	2%
Sales and marketing expenses	27,200	13%	24,931	3,630	12%	(1)%
General and administrative expenses	7,415	4%	12,832	1,869	6%	2%
Amortization of intangible assets	2,831	2%	2,494	363	1%	(1)%
Total costs and expenses	187,335	92%	192,960	28,097	93%	1%

Share-based compensation expense:
Cost of revenue	(692)	0%	1,235	180	1%	1%
Product development expenses	(1,407)	(1)%	2,938	428	2%	3%
Sales and marketing expenses	(199)	0%	858	125	0%	0%
General and administrative expenses	(1,439)	(1)%	2,515	366	1%	2%
Total share-based compensation expense	(3,737)	(2)%	7,546	1,099	4%	6%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	139,637	68%	137,588	20,034	66%	(2)%
Product development expenses	12,351	6%	10,942	1,593	5%	(1)%
Sales and marketing expenses	27,399	13%	24,073	3,505	12%	(1)%
General and administrative expenses	8,854	5%	10,317	1,503	5%	0%
Amortization of intangible assets	2,831	2%	2,494	363	1%	(1)%
Total costs and expenses excluding share-based compensation expense	191,072	94%	185,414	26,998	89%	(5)%

Cost of revenue – Cost of revenue in the quarter ended March 31, 2023 was RMB138,823 million (US$20,214 million), or 67% of revenue, compared to RMB138,945 million, or 68% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 68% in the quarter ended March 31, 2022 to 66% in the quarter ended March 31, 2023.

Product development expenses – Product development expenses in the quarter ended March 31, 2023 were RMB13,880 million (US$2,021 million), or 7% of revenue, compared to RMB10,944 million, or 5% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 6% in the quarter ended March 31, 2022 to 5% in the quarter ended March 31, 2023.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended March 31, 2023 were RMB24,931 million (US$3,630 million), or 12% of revenue, compared to RMB27,200 million, or 13% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 13% in the quarter ended March 31, 2022 to 12% in the quarter ended March 31, 2023.

General and administrative expenses – General and administrative expenses in the quarter ended March 31, 2023 were RMB12,832 million (US$1,869 million), or 6% of revenue, compared to RMB7,415 million, or 4% of revenue, in the same quarter of 2022. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 5% in the quarter ended March 31, 2023 compared to the quarter ended March 31, 2022.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended March 31, 2023 was RMB7,546 million (US$1,099 million), compared to a net reversal of RMB3,737 million in the same quarter of 2022.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Three months ended March 31,
	2022		2023			% Change
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	7,597	4%	5,972	870	3%	(21)%
Ant Group share-based awards(2)	(12,683)	(6)%	126	18	0%	N/A
Others(3)	1,349	0%	1,448	211	1%	7%
Total share-based compensation expense	(3,737)	(2)%	7,546	1,099	4%	N/A

(1)       This represents Alibaba Group share-based awards granted to our employees.

(2)       This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)       This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the quarter ended March 31, 2023 compared to the same quarter of 2022. This decrease was primarily due to the general decrease in the average fair market value of the awards granted.

Share-based compensation expense related to Ant Group share-based awards was a net reversal for the quarter ended March 31, 2022 because we recognized a decrease in the value of such awards.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended March 31, 2023 was RMB2,494 million (US$363 million), a decrease of 12% from RMB2,831 million in the same quarter of 2022.

Income from operations and operating margin

Income from operations in the quarter ended March 31, 2023 was RMB15,240 million (US$2,219 million), or 7% of revenue, compared to RMB16,717 million, or 8% of revenue, in the same quarter of 2022. The year-over-year decrease was primarily due to a reversal of share-based compensation expense of RMB13,046 million related to the mark-to-market adjustment of Ant Group share-based awards granted to our employees in the same quarter last year, partly offset by an increase in adjusted EBITA. We excluded share-based compensation expense from our non-GAAP measurements. Excluding the impact of the reversal of share-based compensation expense, our income from operations would have increased by RMB11,569 million year-over-year, from RMB3,671 million in the quarter ended March 31, 2022 to RMB15,240 million (US$2,219 million) in the quarter ended March 31, 2023.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 37% year-over-year to RMB32,123 million (US$4,677 million) in the quarter ended March 31, 2023, compared to RMB23,373 million in the same quarter of 2022. Adjusted EBITA increased 60% or RMB9,469 million year-over-year to RMB25,280 million (US$3,681 million) in the quarter ended March 31, 2023, compared to RMB15,811 million in the same quarter of 2022. The year-over-year increases were primarily due to an increase in China commerce adjusted EBITA, as well as narrowed adjusted EBITA losses of Local consumer services and Digital media and entertainment. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments as well as a reconciliation of income from operations to adjusted EBITA are set forth in “March Quarter Information by Segments” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended March 31, 2023 was a gain of RMB10,496 million (US$1,528 million), compared to a loss of RMB36,708 million in the quarter ended March 31, 2022, primarily due to net gains arising from the increases in the market prices of our equity investments in publicly-traded companies, compared to net losses from these investments in the same quarter last year, which is generally consistent with the market trend.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended March 31, 2023 was RMB1,308 million (US$191 million), compared to RMB1,620 million in the same quarter of 2022.

Income tax expenses

Income tax expenses in the quarter ended March 31, 2023 were RMB3,758 million (US$547 million), compared to RMB2,079 million in the same quarter of 2022.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as the deferred tax effects on basis differences arising from our equity method investees, our effective tax rate would have been 17% in the quarter ended March 31, 2023.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended March 31, 2023 was RMB446 million (US$65 million), compared to RMB3,282 million in the same quarter of 2022. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated.

	Three months ended March 31,
	2022	2023
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	7,275	3,180	463
- Others	(973)	(183)	(27)
Impairment loss	(2,624)	(989)	(144)
Others(1)	(396)	(1,562)	(227)
Total	3,282	446	65

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investments in equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group was mainly due to decrease in net investment gains from the investments of Ant Group previously made.

Net income and Non-GAAP net income

Our net income in the quarter ended March 31, 2023 was RMB21,996 million (US$3,203 million), compared to net loss of RMB18,357 million in the same quarter of 2022, primarily attributable to net gains arising from the increases in the market prices of our equity investments in publicly-traded companies, compared to net losses from these investments in the same quarter last year, partly offset by the decrease in share of profit of equity method investees, the increase in impairment of investments and the decrease in income from operations.

Excluding the share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income in the quarter ended March 31, 2023 was RMB27,375 million (US$3,986 million), an increase of 38% compared to RMB19,799 million in the same quarter of 2022. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended March 31, 2023 was RMB23,516 million (US$3,424 million), compared to net loss of RMB16,241 million in the same quarter of 2022. The year-over-year increase was primarily attributable to net gains arising from the increases in the market prices of our equity investments in publicly-traded companies, compared to net losses from these investments in the same quarter last year, partly offset by the decrease in share of profit of equity method investees, the increase in impairment of investments and the decrease in income from operations.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended March 31, 2023 was RMB9.00 (US$1.31), compared to diluted loss per ADS of RMB6.07 in the same quarter in 2022. Excluding the share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended March 31, 2023 was RMB10.71 (US$1.56), an increase of 35% compared to RMB7.95 in the same quarter of 2022.

Diluted earnings per share in the quarter ended March 31, 2023 was RMB1.12 (US$0.16 or HK$1.28), compared to diluted loss per share of RMB0.76 in the same quarter of 2022. Excluding the share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share in the quarter ended March 31, 2023 was RMB1.34 (US$0.20 or HK$1.53), an increase of 35% compared to RMB0.99 in the same quarter of 2022.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Net cash provided by operating activities and free cash flow

Net cash from operating activities in the quarter ended March 31, 2023 was an inflow of RMB31,401 million (US$4,572 million), compared to an outflow of RMB7,040 million in the same quarter of 2022. Free cash flow, a non-GAAP measurement of liquidity, was an inflow of RMB32,267 million (US$4,698 million) in the quarter ended March, 2023, compared to an outflow of RMB15,070 million in the same quarter of 2022, during which we made a payment of the final installment in the amount of RMB9,114 million of the RMB18,228 million Anti-monopoly Fine. The year-over-year increase also reflected the dividend received from Ant Group of RMB10,519 million (US$1,532 million) in the quarter ended March 31, 2023, narrowing losses of certain businesses driven by improving operating efficiency, as well as the decrease in capital expenditure. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended March 31, 2023, net cash used in investing activities of RMB26,808 million (US$3,904 million) primarily reflected (i) an increase in other treasury investments by RMB12,803 million (US$1,864 million), (ii) an increase in short-term investments by RMB11,863 million (US$1,727 million), (iii) cash outflow of RMB7,492 million (US$1,091 million) for investment and acquisition activities, and (iv) capital expenditures of RMB3,478 million (US$506 million). These cash outflows were partially offset by cash inflow of RMB8,970 million (US$1,306 million) from disposal of investments.

Net cash used in financing activities

During the quarter ended March 31, 2023, net cash used in financing activities of RMB9,319 million (US$1,357 million) primarily reflected cash used in repurchase of ordinary shares of RMB12,611 million (US$1,836 million), partially offset by net proceeds from bank borrowings of RMB3,294 million (US$480million).

Employees

As of March 31, 2023, we had a total of 235,216 employees, compared to 239,740 as of December 31, 2022.

FULL FISCAL YEAR SUMMARY FINANCIAL RESULTS

	Year ended March 31,
	2022	2023		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	853,062	868,687	126,491	2%

Income from operations	69,638	100,351	14,612	44	%(2)
Operating margin	8%	12%
Adjusted EBITDA(1)	158,205	175,710	25,585	11	%(3)
Adjusted EBITDA margin(1)	19%	20%
Adjusted EBITA(1)	130,397	147,911	21,538	13	%(3)
Adjusted EBITA margin(1)	15%	17%

Net income	47,079	65,573	9,548	39	%(4)
Net income attributable to ordinary shareholders	61,959	72,509	10,558	17	%(4)
Non-GAAP net income(1)	136,388	141,379	20,586	4	%(3)

Diluted earnings per share(5)	2.84	3.43	0.50	21	%(4) (6)
Diluted earnings per ADS(5)	22.74	27.46	4.00	21	%(4) (6)
Non-GAAP diluted earnings per share(1) (5)	6.59	6.82	0.99	4	%(3) (6)
Non-GAAP diluted earnings per ADS(1) (5)	52.69	54.56	7.94	4	%(3) (6)

(1)	See “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to in this results announcement.

(2)	Excluding the impact of certain items, income from operations would have increased by RMB24,143 million year-over-year. Please refer to “Full Fiscal Year Other Financial Results — Income from operations and operating margin” below for details.

(3)	The year-over-year increases were primarily due to narrowed adjusted EBITA losses of Local consumer services, International commerce and Digital media and entertainment, as well as an increase in China commerce adjusted EBITA.

(4)	The year-over-year increases were primarily due to the increase in income from operations and the decrease in net losses arising from changes in the fair values of our equity investments, partly offset by the decrease in share of profit of equity method investees and the increase in impairment of investments.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

FULL FISCAL YEAR INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for fiscal year 2023:

	Year ended March 31, 2023
	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	582,731	69,204	50,112	55,681	77,203	31,482	2,274	—	868,687	126,491
YoY% change	(1)%	13%	12%	21%	4%	(2)%	(20)%	N/A	2%

Income (Loss) from operations	172,191	(8,429)	(23,302)	(3,622)	(5,151)	(4,638)	(9,409)	(17,289)	100,351	14,612
Add: Share-based compensation expense	7,969	2,716	3,672	2,218	6,561	1,756	1,658	4,281	30,831	4,489
Add: Amortization and impairment of intangible assets	4,702	93	5,609	1,013	12	1,008	844	223	13,504	1,967
Add: Impairment of goodwill	—	—	—	—	—	—	—	2,714	2,714	395
Add: Equity-settled donation expense	—	—	—	—	—	—	—	511	511	75

Adjusted EBITA	184,862	(5,620)	(14,021)	(391)	1,422	(1,874)	(6,907)	(9,560)	147,911	21,538
Adjusted EBITA YoY% change(3)	1%	37%	37%	73%	24%	60%	3%	(8)%	13%
Adjusted EBITA margin	32%	(8)%	(28)%	(1)%	2%	(6)%	(304)%	N/A	17%

	Year ended March 31, 2022
	China commerce(1)	International commerce	Local consumer services(1)	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(2)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	591,580	61,078	44,616	46,107	74,568	32,272	2,841	—	853,062

Income (Loss) from operations	172,536	(10,655)	(30,802)	(3,920)	(5,167)	(7,019)	(9,424)	(35,911)	69,638
Add: Share-based compensation expense	7,078	1,569	2,556	1,396	6,297	1,520	1,839	1,716	23,971
Add: Amortization of intangible assets	2,817	95	6,154	1,059	16	809	456	241	11,647
Add: Impairment of goodwill	—	—	—	—	—	—	—	25,141	25,141

Adjusted EBITA	182,431	(8,991)	(22,092)	(1,465)	1,146	(4,690)	(7,129)	(8,813)	130,397
Adjusted EBITA margin	31%	(15)%	(50)%	(3)%	2%	(15)%	(251)%	N/A	15%

(1)	Beginning on October 1, 2022, we reclassified the results of our Instant Supermarket Delivery (全能超市) business, which was previously reported under China commerce segment, to Local consumer services segment following the strategy refinement of Instant Supermarket Delivery business to focus on building customer mindshare for grocery delivery services through Ele.me platform. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments. The goodwill impairment, and the equity-settled donation expense related to the allotment of shares to a charitable trust, are presented as unallocated items in the segment information because our management does not consider these as part of the segment operating performance measure.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

(4)	Following the implementation of the new organizational structure as mentioned in “The Restructuring” above, we will also update our segment reporting to reflect the new reporting structure that will be reviewed by our chief operating decision maker.

FULL FISCAL YEAR SEGMENT RESULTS

Revenue

Revenue in fiscal year 2023 was RMB868,687 million (US$126,491 million), an increase of 2% compared to RMB853,062 million in fiscal year 2022.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Year ended March 31,
	2022		2023
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
China commerce:
China commerce retail
- Customer management	315,038	37%	290,378	42,282	33%	(8)%
- Direct sales and others(1) (2)	259,830	30%	274,954	40,037	32%	6%
	574,868	67%	565,332	82,319	65%	(2)%
China commerce wholesale	16,712	2%	17,399	2,533	2%	4%
Total China commerce	591,580	69%	582,731	84,852	67%	(1)%

International commerce:
International commerce retail	42,668	5%	49,873	7,262	6%	17%
International commerce wholesale	18,410	2%	19,331	2,815	2%	5%
Total International commerce	61,078	7%	69,204	10,077	8%	13%

Local consumer services(1)	44,616	5%	50,112	7,297	6%	12%
Cainiao	46,107	5%	55,681	8,108	6%	21%
Cloud	74,568	9%	77,203	11,242	9%	4%
Digital media and entertainment	32,272	4%	31,482	4,584	4%	(2)%
Innovation initiatives and others	2,841	1%	2,274	331	0%	(20)%
Total	853,062	100%	868,687	126,491	100%	2%

(1)	Beginning on October 1, 2022, we reclassified the revenue of our Instant Supermarket Delivery (全能超市) business, which was previously reported under China commerce segment, as revenue from Local consumer services segment following the strategy refinement of Instant Supermarket Delivery business to focus on building customer mindshare for grocery delivery services through Ele.me platform. This reclassification conforms to the way that we manage and monitor segment performance. Comparative figures were reclassified to conform to this presentation.

(2)	Direct sales and others revenue under China commerce retail primarily represents our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket, Freshippo, and Alibaba Health’s direct sales businesses where revenue and the cost of inventory are recorded on a gross basis.

China Commerce

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in fiscal year 2023 was RMB565,332 million (US$82,319 million), a decrease of 2% compared to RMB574,868 million in fiscal year 2022. Customer management revenue decreased by 8% year-over-year, primarily due to mid-single-digit decline of online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders year-over-year, which was mainly due to soft consumption demand and ongoing competition as well as supply chain and logistics disruptions due to COVID-19.

Direct sales and others revenue under China commerce retail business in fiscal year 2023 was RMB274,954 million (US$40,037 million), an increase of 6% compared to RMB259,830 million in fiscal year 2022, primarily due to the revenue growth contributed by our Freshippo and Alibaba Health’s direct sales businesses.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2023 was RMB17,399 million (US$2,533 million), an increase of 4% compared to RMB16,712 million in fiscal year 2022. The increase was primarily due to the increase in revenue from value-added services to paying members.

(ii)	Segment adjusted EBITA

China commerce adjusted EBITA increased by 1% to RMB184,862 million (US$26,918 million) in fiscal year 2023, compared to RMB182,431 million in fiscal year 2022. The increase was primarily due to reduced losses of Taobao Deals, Freshippo and Taocaicai, partly offset by a decrease in profit from customer management services. Adjusted EBITA margin increased from 31% in fiscal year 2022 to 32% in fiscal year 2023. During fiscal year 2023, Taobao Deals significantly narrowed losses year-over-year, driven by optimized spending in user acquisition. Freshippo significantly narrowed losses year-over-year, as Freshippo continued to strengthen its merchandising capabilities and improve its operating efficiency. Taocaicai significantly narrowed losses year-over-year, driven by improving overall operating efficiency.

International Commerce

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2023 was RMB49,873 million (US$7,262 million), an increase of 17% compared to RMB42,668 million in fiscal year 2022. The increase was mainly attributable to the growth in revenue generated by Trendyol and Lazada. The increase in revenue from Trendyol resulted from more efficient use of subsidies and robust year-over-year order growth. Increase in revenue contributed by Lazada was the result of continuous improvement in monetization rate by offering more value-added services.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2023 was RMB19,331 million (US$2,815 million), an increase of 5% compared to RMB18,410 million in fiscal year 2022. The increase was primarily due to increases in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

International commerce adjusted EBITA was a loss of RMB5,620 million (US$818 million) in fiscal year 2023, compared to a loss of RMB8,991 million in fiscal year 2022. The decrease in loss year-over-year was primarily due to the reduced losses from Trendyol and Lazada. The reduced loss from Trendyol is primarily due to revenue growth and enhanced operating efficiency. Narrowing of loss from Lazada was a result of continuous improvement in monetization rate by offering more value-added services as well as enhanced operating efficiency.

Local Consumer Services

(i)	Segment revenue

Revenue from Local consumer services was RMB50,112 million (US$7,297 million) in fiscal year 2023, an increase of 12% compared to RMB44,616 million in fiscal year 2022, primarily driven by higher average order value of Ele.me and strong order growth of Amap.

(ii)	Segment adjusted EBITA

Local consumer services adjusted EBITA was a loss of RMB14,021 million (US$2,041 million) in fiscal year 2023, compared to a loss of RMB22,092 million in fiscal year 2022, primarily due to the continued narrowing of loss from our “To-Home” business. Narrowing of loss from our “To-Home” business was driven by Ele.me’s improved unit economics per order, which was due to increased average order value and reduced delivery cost per order year-over-year.

Cainiao

(i)	Segment revenue

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB55,681 million (US$8,108 million) in fiscal year 2023, an increase of 21% compared to RMB46,107 million in fiscal year 2022, primarily contributed by the increase in revenue from domestic consumer logistics services as a result of service model upgrade since late 2021 whereby Cainiao took on more responsibilities throughout the logistics process to better serve customers and enhance customer experience, as well as the increase in revenue from international fulfillment solution services.

Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB77,512 million (US$11,287 million), an increase of 16% compared to RMB66,808 million in fiscal year 2022.

(ii)	Segment adjusted EBITA

Cainiao adjusted EBITA was a loss of RMB391 million (US$57 million) in fiscal year 2023, compared to a loss of RMB1,465 million in fiscal year 2022, mainly due to improved operating results from International fulfillment solution service and improved operating efficiency in consumer logistics services and domestic fulfillment solution services.

Cloud

(i)	Segment revenue

Revenue from our Cloud segment, after inter-segment elimination, was RMB77,203 million (US$11,242 million) in fiscal year 2023, an increase of 4% year-over-year compared to RMB74,568 million in fiscal year 2022. Year-over-year revenue growth of our Cloud segment reflected the revenue growth from non-Internet industries driven by solid growth of revenue from financial services, automobile and retail industries, which was partially offset by the decline in revenue from customers in the Internet industry mainly driven by declining revenue from a top customer in the Internet industry phasing out using our overseas cloud services for its international business due to non-product related reasons.

Total revenue from our Cloud business, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB101,950 million (US$14,845 million), an increase of 2% compared to RMB100,180 million in fiscal year 2022.

(ii)	Segment adjusted EBITA

Cloud adjusted EBITA was RMB1,422 million (US$207 million) in fiscal year 2023, compared to RMB1,146 million in fiscal year 2022.

Digital Media and Entertainment

(i)	Segment revenue

Revenue from our Digital media and entertainment segment in fiscal year 2023 was RMB31,482 million (US$4,584 million), a decrease of 2%, compared to RMB32,272 million in fiscal year 2022.

(ii)	Segment adjusted EBITA

Digital media and entertainment adjusted EBITA in fiscal year 2023 was a loss of RMB1,874 million (US$273 million), compared to a loss of RMB4,690 million in fiscal year 2022, primarily due to the narrowing of loss from Youku driven by disciplined investment in content and production capability.

Innovation Initiatives and Others

(i)	Segment revenue

Revenue from Innovation initiatives and others was RMB2,274 million (US$331 million) in fiscal year 2023, a decrease of 20% compared to RMB2,841 million in fiscal year 2022.

(ii)	Segment adjusted EBITA

Innovation initiatives and others adjusted EBITA in fiscal year 2023 was a loss of RMB6,907 million (US$1,006 million), compared to a loss of RMB7,129 million in fiscal year 2022.

FULL FISCAL YEAR OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Year ended March 31,					% of
	2022		2023			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	539,450	63%	549,695	80,042	63%	0%
Product development expenses	55,465	7%	56,744	8,263	7%	0%
Sales and marketing expenses	119,799	14%	103,496	15,070	12%	(2)%
General and administrative expenses	31,922	4%	42,183	6,142	5%	1%
Amortization and impairment of intangible assets	11,647	1%	13,504	1,967	1%	0%
Impairment of goodwill	25,141	3%	2,714	395	0%	(3)%
Total costs and expenses	783,424	92%	768,336	111,879	88%	(4)%

Share-based compensation expense:
Cost of revenue	5,725	1%	5,710	831	1%	0%
Product development expenses	11,035	1%	13,514	1,968	2%	1%
Sales and marketing expenses	3,050	0%	3,710	540	0%	0%
General and administrative expenses	4,161	1%	7,897	1,150	1%	0%
Total share-based compensation expense	23,971	3%	30,831	4,489	4%	1%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	533,725	62%	543,985	79,211	62%	0%
Product development expenses	44,430	6%	43,230	6,295	5%	(1)%
Sales and marketing expenses	116,749	14%	99,786	14,530	12%	(2)%
General and administrative expenses	27,761	3%	34,286	4,992	4%	1%
Amortization and impairment of intangible assets	11,647	1%	13,504	1,967	1%	0%
Impairment of goodwill	25,141	3%	2,714	395	0%	(3)%
Total costs and expenses excluding share-based compensation expense	759,453	89%	737,505	107,390	84%	(5)%

Cost of revenue – Cost of revenue in fiscal year 2023 was RMB549,695 million (US$80,042 million), or 63% of revenue, compared to RMB539,450 million, or 63% of revenue, in fiscal year 2022. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have remained stable at 62% in fiscal year 2023 compared to fiscal year 2022.

Product development expenses – Product development expenses in fiscal year 2023 were RMB56,744 million (US$8,263 million), or 7% of revenue, compared to RMB55,465 million, or 7% of revenue, in fiscal year 2022. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 6% in fiscal year 2022 to 5% in fiscal year 2023.

Sales and marketing expenses – Sales and marketing expenses in fiscal year 2023 were RMB103,496 million (US$15,070 million), or 12% of revenue, compared to RMB119,799 million, or 14% of revenue, in fiscal year 2022. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 14% in fiscal year 2022 to 12% in fiscal year 2023.

General and administrative expenses – General and administrative expenses in fiscal year 2023 were RMB42,183 million (US$6,142 million), or 5% of revenue, compared to RMB31,922 million, or 4% of revenue. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3% in fiscal year 2022 to 4% in fiscal year 2023.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in fiscal year 2023 was RMB30,831 million (US$4,489 million), an increase of 29% compared to RMB23,971 million in fiscal year 2022. Share-based compensation expense as a percentage of revenue increased to 4% in fiscal year 2023, as compared to 3% in fiscal year 2022.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Year ended March 31,
	2022		2023			% Change
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	30,576	4%	24,900	3,626	3%	(19)%
Ant Group share-based awards(2)	(11,585)	(1)%	668	97	0%	N/A
Others(3)	4,980	0%	5,263	766	1%	6%
Total share-based compensation expense	23,971	3%	30,831	4,489	4%	29%

(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in fiscal year 2023 compared to fiscal year 2022. This decrease was primarily due to the general decrease in the average fair market value of the awards granted.

Share-based compensation expense related to Ant Group share-based awards was a net reversal in fiscal year 2022 because we recognized a decrease in the value of such awards.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in fiscal year 2023 was RMB13,504 million (US$1,967 million), an increase of 16% from RMB11,647 million in fiscal year 2022, primarily due to impairment losses of intangible assets recorded in fiscal year 2023.

Impairment of goodwill – Impairment of goodwill in fiscal year 2023 was RMB2,714 million (US$395 million), a decrease of 89% or RMB22,427 million from RMB25,141 million in fiscal year 2022. Impairment recorded in both years represents the amount by which the carrying value of certain reporting units within Digital media and entertainment segment exceeds their fair value, based on an annual goodwill impairment assessment.

Income from operations and operating margin

Income from operations in fiscal year 2023 was RMB100,351 million (US$14,612 million), or 12% of revenue, an increase of 44% compared to RMB69,638 million, or 8% of revenue, in fiscal year 2022. During fiscal year 2023, we recorded a RMB2,714 million (US$395 million) impairment of goodwill in relation to Digital media and entertainment segment, and a RMB2,811 million (US$409 million) impairment of intangible assets. During fiscal year 2022, we recorded a RMB25,141 million impairment of goodwill in relation to Digital media and entertainment segment and a RMB13,046 million reversal of share-based compensation expense related to the mark-to-market adjustment of Ant Group share-based awards granted to our employees.

All of these impacts were excluded from our non-GAAP measures of profitability. Excluding these impacts, income from operations would have increased by RMB24,143 million year-over-year, from RMB81,733 million in fiscal year 2022 to RMB105,876 million (US$15,417 million) in fiscal year 2023, primarily due to the narrowed adjusted EBITA losses of Local consumer services, International commerce and Digital media and entertainment, as well as an increase in China commerce adjusted EBITA.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 11% year-over-year to RMB175,710 million (US$25,585 million) in fiscal year 2023, compared to RMB158,205 million in fiscal year 2022. Adjusted EBITA increased 13% or RMB17,514 million year-over-year to RMB147,911 million (US$21,538 million) in fiscal year 2023, compared to RMB130,397 million in fiscal year 2022. The year-over-year increases were primarily due to the narrowed adjusted EBITA losses of Local consumer services, International commerce and Digital media and entertainment, as well as an increase in China commerce adjusted EBITA. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and Adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments as well as a reconciliation of income from operations to adjusted EBITA are set forth in “Full Fiscal Year Information by Segments” above.

Interest and investment income, net

Interest and investment income, net in fiscal year 2023 was a loss of RMB11,071 million (US$1,612 million), compared to a loss of RMB15,702 million in fiscal year 2022. The year-over-year decrease in loss was primarily due to the decrease in net losses arising from the changes in fair value of our equity investments.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in fiscal year 2023 was RMB5,823 million (US$848 million), compared to RMB10,523 million in fiscal year 2022. The year-over-year decrease was primarily due to the net exchange losses in fiscal year 2023, compared to net exchange gains in fiscal year 2022.

Income tax expenses

Income tax expenses in fiscal year 2023 were RMB15,549 million (US$2,264 million), compared to RMB26,815 million in fiscal year 2022.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, as well as the deferred tax effects on basis differences arising from equity method investees, our effective tax rate would have been 17% in fiscal year 2023.

Share of results of equity method investees

Share of results of equity method investees in fiscal year 2023 was a loss of RMB8,063 million (US$1,174 million), compared to a profit of RMB14,344 million in fiscal year 2022. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated.

	Year ended March 31,
	2022	2023
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	24,084	10,294	1,499
- Others	(89)	(5,481)	(798)
Impairment loss	(6,201)	(8,310)	(1,210)
Others(1)	(3,450)	(4,566)	(665)
Total	14,344	(8,063)	(1,174)

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investment in equity method investees.

We record our share of results of all equity method investees one quarter in arrears. In connection with our share of profit of Ant Group, the year-over-year decrease was mainly due to decrease in net investment gains from the investments held by Ant Group and decrease in Ant Group’s operating profit. The decrease in share of results of other equity method investments was mainly due to the general decline in financial performance of our equity method investees.

Net income and Non-GAAP net income

Our net income in fiscal year 2023 was RMB65,573 million (US$9,548 million), an increase of 39% or RMB18,494 million, compared to RMB47,079 million in fiscal year 2022. The year-over-year increase was primarily due to the increase in income from operations and the decrease in net losses arising from changes in the fair values of our equity investments, partly offset by the decrease in share of profit of equity method investees and the increase in impairment of investments.

Excluding the share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP net income in fiscal year 2023 was RMB141,379 million (US$20,586 million), an increase of 4% compared to RMB136,388 million in fiscal year 2022. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in fiscal year 2023 was RMB72,509 million (US$10,558 million), compared to RMB61,959 million in fiscal year 2022. The year-over-year increase was primarily due to the increase in income from operations and the decrease in net losses arising from changes in the fair values of our equity investments, partly offset by the decrease in share of profit of equity method investees and the increase in impairment of investments.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in fiscal year 2023 was RMB27.46 (US$4.00), an increase of 21% compared to RMB22.74 in fiscal year 2022. Excluding the share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP diluted earnings per ADS in fiscal year 2023 was RMB54.56 (US$7.94), an increase of 4% compared to RMB52.69 in fiscal year 2022.

Diluted earnings per share in fiscal year 2023 was RMB3.43 (US$0.50 or HK$3.92), an increase of 21% compared to RMB2.84 in fiscal year 2022. Excluding the share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP diluted earnings per share in fiscal year 2023 was RMB6.82 (US$0.99 or HK$7.79), an increase of 4%, compared to RMB6.59 in fiscal year 2022.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of March 31, 2023, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB560,314 million (US$81,588 million), compared to RMB446,412 million as of March 31, 2022. Other treasury investments consist of fixed deposits and certificate of deposits with original maturities over one year. The increase in cash and cash equivalents, short-term investments and other treasury investments during the fiscal year ended March 31, 2023 was primarily due to free cash flow generated from operations of RMB171,663 million (US$24,996 million), and effect of exchange rate changes of RMB12,332 million (US$1,796 million) mainly due to the appreciation of the U.S. dollar against Renminbi, partly offset by cash used in repurchase of ordinary shares of RMB74,746 million (US$10,884 million).

Net cash provided by operating activities and free cash flow

Net cash provided by operating activities in fiscal year 2023 was RMB199,752 million (US$29,086 million), an increase of 40% compared to RMB142,759 million in fiscal year 2022. Free cash flow increased by 74% in fiscal year 2023 to RMB171,663 million (US$24,996 million), from RMB98,874 million in fiscal year 2022, during which we made the full payment of the Anti-monopoly Fine in the amount of RMB18,228 million. The year-over-year increase also reflected narrowing losses of certain businesses driven by improving operating efficiency, dividend received from Ant Group of RMB14,464 million (US$2,106 million), as well as the decrease in capital expenditure. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During fiscal year 2023, net cash used in investing activities of RMB135,506 million (US$19,731 million) primarily reflected (i) an increase in short-term investments by RMB61,086 million (US$8,895 million), (ii) an increase in other treasury investments by RMB40,794 million (US$5,940 million), (iii) capital expenditures of RMB34,330 million (US$4,999 million), as well as (iv) cash outflow of RMB23,574 million (US$3,433 million) for investment and acquisition activities. These cash outflows were partially offset by cash inflow of RMB22,734 million (US$3,310 million) from disposal of investments.

Net cash used in financing activities

During fiscal year 2023, net cash used in financing activities of RMB65,619 million (US$9,555 million) primarily reflected cash used in repurchase of ordinary shares of RMB74,746 million (US$10,884 million), partially offset by the net proceeds from bank borrowings and other borrowings of RMB11,342 million (US$1,652 million).

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on May 18, 2023.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10030391-nl9h5r.html

Chinese: https://s1.c-conf.com/diamondpass/10030392-8esjhx.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10030391; Chinese conference PIN 10030392).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en/ir/home on May 18, 2023 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Investor Relations Contact

Rob Lin

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts:

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.8676 to US$1.00, the exchange rate on March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.87541 to HK$1.00, the middle rate on March 31, 2023 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba Group’s new organizational and governance structure, strategic benefits of this new structure and future spin-off or capital raising plans, statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: Alibaba’s corporate structure, including the VIE structure it uses to operate certain businesses in the PRC, Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s businesses; Alibaba’s ability to maintain or grow its revenue or business, including expanding its international and cross border businesses and operations; risks associated with Alibaba’s acquisitions, investments and alliances; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of anti-monopoly and anti-unfair competition, consumer protection, data security and privacy protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. In particular, the timing and implementation details of Alibaba Group’s new structure, whether the new structure will yield the expected strategic benefits, and the successful execution of spin-off or capital raising plans are subject to uncertainties and factors that may be beyond our control, including without limitation, successful restructurings of assets, liabilities and contracts, implementation of equity incentive plans, market conditions and regulatory reviews and approvals. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, depreciation and impairment of property and equipment, operating lease cost relating to land use rights and impairment of goodwill, as well as equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets and impairment of goodwill, as well as equity-settled donation expense, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill and investments, gain or loss on deemed disposals/disposals/revaluation of investments, equity-settled donation expense and others, as adjusted for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	204,052	208,200	30,316	853,062	868,687	126,491
Cost of revenue	(138,945)	(138,823)	(20,214)	(539,450)	(549,695)	(80,042)
Product development expenses	(10,944)	(13,880)	(2,021)	(55,465)	(56,744)	(8,263)
Sales and marketing expenses	(27,200)	(24,931)	(3,630)	(119,799)	(103,496)	(15,070)
General and administrative expenses	(7,415)	(12,832)	(1,869)	(31,922)	(42,183)	(6,142)
Amortization and impairment of intangible assets	(2,831)	(2,494)	(363)	(11,647)	(13,504)	(1,967)
Impairment of goodwill	—	—	—	(25,141)	(2,714)	(395)

Income from operations	16,717	15,240	2,219	69,638	100,351	14,612
Interest and investment income, net	(36,708)	10,496	1,528	(15,702)	(11,071)	(1,612)
Interest expense	(1,189)	(1,736)	(253)	(4,909)	(5,918)	(862)
Other income, net	1,620	1,308	191	10,523	5,823	848

(Loss) Income before income tax and share of results of equity method investees	(19,560)	25,308	3,685	59,550	89,185	12,986
Income tax expenses	(2,079)	(3,758)	(547)	(26,815)	(15,549)	(2,264)
Share of results of equity method investees	3,282	446	65	14,344	(8,063)	(1,174)

Net (loss) income	(18,357)	21,996	3,203	47,079	65,573	9,548
Net loss attributable to noncontrolling interests	2,241	1,648	240	15,170	7,210	1,050

Net (loss) income attributable to Alibaba Group Holding Limited	(16,116)	23,644	3,443	62,249	72,783	10,598

Accretion of mezzanine equity	(125)	(128)	(19)	(290)	(274)	(40)
Net (loss) income attributable to ordinary shareholders	(16,241)	23,516	3,424	61,959	72,509	10,558

(Loss) Earnings per share attributable to ordinary shareholders(1)
Basic	(0.76)	1.14	0.17	2.87	3.46	0.50
Diluted	(0.76)	1.12	0.16	2.84	3.43	0.50

(Loss) Earnings per ADS attributable to ordinary shareholders(1)
Basic	(6.07)	9.11	1.33	22.99	27.65	4.03
Diluted	(6.07)	9.00	1.31	22.74	27.46	4.00

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	21,401	20,651		21,558	20,980
Diluted	21,401	20,882		21,787	21,114

(1) Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2022	2023
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	189,898	193,086	28,115
Short-term investments	256,514	326,492	47,541
Restricted cash and escrow receivables	37,455	36,424	5,304
Equity securities and other investments	8,673	4,892	712
Prepayments, receivables and other assets(1)	145,995	137,072	19,960
Total current assets	638,535	697,966	101,632

Equity securities and other investments	223,611	245,737	35,782
Prepayments, receivables and other assets	113,147	110,926	16,152
Investment in equity method investees	219,642	207,380	30,197
Property and equipment, net	171,806	176,031	25,632
Intangible assets, net	59,231	46,913	6,831
Goodwill	269,581	268,091	39,037
Total assets	1,695,553	1,753,044	255,263

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	8,841	7,466	1,087
Current unsecured senior notes	—	4,800	699
Income tax payable	21,753	12,543	1,826
Accrued expenses, accounts payable and other liabilities	271,460	275,950	40,182
Merchant deposits	14,747	13,297	1,936
Deferred revenue and customer advances	66,983	71,295	10,381
Total current liabilities	383,784	385,351	56,111

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2022	2023
	RMB	RMB	US$

	(in millions)
Deferred revenue	3,490	3,560	518
Deferred tax liabilities	61,706	61,745	8,991
Non-current bank borrowings	38,244	52,023	7,575
Non-current unsecured senior notes	94,259	97,065	14,134
Other liabilities	31,877	30,379	4,424
Total liabilities	613,360	630,123	91,753

Commitments and contingencies

Mezzanine equity	9,655	9,858	1,435

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	410,506	416,880	60,702
Treasury shares at cost	(2,221)	(28,763)	(4,188)
Subscription receivables	(46)	(49)	(7)
Statutory reserves	9,839	12,977	1,890
Accumulated other comprehensive loss	(33,157)	(10,417)	(1,517)
Retained earnings	563,557	599,028	87,225

Total shareholders’ equity	948,479	989,657	144,105
Noncontrolling interests	124,059	123,406	17,970

Total equity	1,072,538	1,113,063	162,075

Total liabilities, mezzanine equity and equity	1,695,553	1,753,044	255,263

(1)	Includes dividend from Ant Group in the amount of RMB3,945 million as of March 31, 2022. Ant Group declared a dividend to its shareholders in March 2022 following shareholder approval.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash (used in) provided by operating activities	(7,040)	31,401	4,572	142,759	199,752	29,086
Net cash used in investing activities	(87,254)	(26,808)	(3,904)	(198,592)	(135,506)	(19,731)
Net cash used in financing activities	(10,614)	(9,319)	(1,357)	(64,449)	(65,619)	(9,555)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(913)	(1,201)	(174)	(8,834)	3,530	514

(Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables	(105,821)	(5,927)	(863)	(129,116)	2,157	314
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	333,174	235,437	34,282	356,469	227,353	33,105

Cash and cash equivalents, restricted cash and escrow receivables at end of period	227,353	229,510	33,419	227,353	229,510	33,419

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net (loss) income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net (loss) income	(18,357)	21,996	3,203	47,079	65,573	9,548
Adjustments to reconcile net (loss) income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	36,708	(10,496)	(1,528)	15,702	11,071	1,612
Interest expense	1,189	1,736	253	4,909	5,918	862
Other income, net	(1,620)	(1,308)	(191)	(10,523)	(5,823)	(848)
Income tax expenses	2,079	3,758	547	26,815	15,549	2,264
Share of results of equity method investees	(3,282)	(446)	(65)	(14,344)	8,063	1,174
Income from operations	16,717	15,240	2,219	69,638	100,351	14,612
Share-based compensation expense	(3,737)	7,546	1,099	23,971	30,831	4,489
Amortization and impairment of intangible assets	2,831	2,494	363	11,647	13,504	1,967
Impairment of goodwill	—	—	—	25,141	2,714	395
Equity-settled donation expense	—	—	—	—	511	75
Adjusted EBITA	15,811	25,280	3,681	130,397	147,911	21,538
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	7,562	6,843	996	27,808	27,799	4,047
Adjusted EBITDA	23,373	32,123	4,677	158,205	175,710	25,585

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net (loss) income to non-GAAP net income for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net (loss) income	(18,357)	21,996	3,203	47,079	65,573	9,548
Adjustments to reconcile net (loss) income to non-GAAP net income:
Share-based compensation expense	(3,737)	7,546	1,099	23,971	30,831	4,489
Amortization and impairment of intangible assets	2,831	2,494	363	11,647	13,504	1,967
Impairment of goodwill and investments	5,303	7,290	1,061	40,264	24,351	3,546
Loss (Gain) on deemed disposals/disposals/ revaluation of investments and others	37,845	(11,804)	(1,719)	21,671	13,857	2,017
Equity-settled donation expense	—	—	—	—	511	75
Tax effects(1)	(4,086)	(147)	(21)	(8,244)	(7,248)	(1,056)
Non-GAAP net income	19,799	27,375	3,986	136,388	141,379	20,586

(1)	Tax effects primarily comprises tax effects relating to share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted (loss) earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net (loss) income attributable to ordinary shareholders – basic	(16,241)	23,516	3,424	61,959	72,509	10,558
Dilution effect on earnings arising from share-based awards operated by equity method investees and subsidiaries	(8)	(29)	(4)	(37)	(38)	(5)
Net (loss) income attributable to ordinary shareholders – diluted	(16,249)	23,487	3,420	61,922	72,471	10,553
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	37,703	4,469	651	81,593	71,520	10,414

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	21,454	27,956	4,071	143,515	143,991	20,967

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(4)	21,599	20,882		21,787	21,114

Diluted (loss) earnings per share(2)(4)	(0.76)	1.12	0.16	2.84	3.43	0.50

Non-GAAP diluted earnings per share(3)(4)	0.99	1.34	0.20	6.59	6.82	0.99

Diluted (loss) earnings per ADS(2)(4)	(6.07)	9.00	1.31	22.74	27.46	4.00

Non-GAAP diluted earnings per ADS(3)(4)	7.95	10.71	1.56	52.69	54.56	7.94

(1)	See the table above for the reconciliation of net (loss) income to non-GAAP net income for more information of these non-GAAP adjustments.
(2)	Diluted (loss) earnings per share is derived from dividing net (loss) income attributable to ordinary shareholders by the weighted average number of shares, on a diluted basis. Diluted (loss) earnings per ADS is derived from the diluted (loss) earnings per share after adjusting for the ordinary share-to-ADS ratio.
(3)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(4)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash (used in) provided by operating activities to free cash flow for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash (used in) provided by operating activities	(7,040)	31,401	4,572	142,759	199,752	29,086
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(9,201)	(2,513)	(366)	(42,028)	(30,373)	(4,423)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	—	—	—	(15)	(22)	(3)
Less: Changes in the consumer protection fund deposits	1,171	3,379	492	(1,842)	2,306	336

Free cash flow	(15,070)	32,267	4,698	98,874	171,663	24,996